Exhibit 99.2

TRX GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six month periods ended February 28, 2026

Management’s Discussion and Analysis February 28, 2026

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for TRX Gold Corporation (“TRX Gold” or the “Company”) should be read in conjunction with the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended February 28, 2026, as well as the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2025. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information, including our press releases, has been filed electronically on SEDAR+ and is available online under the Company’s profile at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar, and on our website at www.TRXGold.com.

This MD&A reports our activities to date, April 14, 2026, unless otherwise indicated. References to the 2nd quarter of 2026 or Q2 2026, and references to the 2nd quarter of 2025 or Q2 2025 mean the three months ended February 28, 2026, and February 28, 2025, respectively. References to fiscal 2026 and fiscal 2025 mean the twelve months ended August 31, 2026, and August 31, 2025, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars. Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 45.

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TRX Gold’s future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; and the speculative nature of, and the risks involved in, the exploration, development and mining business.

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, Chief Operating Officer of TRX Gold Corporation, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this MD&A.

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Management’s Discussion and Analysis February 28, 2026

The disclosure contained in this MD&A of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on the Buckreef Gold Project (“Buckreef Gold”) titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania (“PEA”) with an effective date of April 15, 2025. The PEA was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. (“P&E”). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. (“D.E.N.M.”). The information contained herein is subject to all of the assumptions, qualifications and procedures set out in, and is qualified in its entirety by reference to the full text of, the PEA and reference should be made to the full details of the PEA which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca.

Certain information presented in this MD&A may constitute “forward-looking statements” and “forward looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively. Such forward-looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements and information. Investors are referred to our description of the risk factors affecting the Company, as contained in our U.S. Securities and Exchange Commission (“SEC”) filings, including our Annual Report on Form 40-F and Report of Foreign Private Issuer on Form 6-K, and our Annual Information Form also posted on SEDAR+ and EDGAR, for more information concerning these risks, uncertainties, and other factors.

TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 PEA. The PEA outlines average gold production of 62,000 oz per annum over 17.6 years at 3,000 tonnes per day (“tpd”) of throughput capacity, and $1.9 - $2.6 billion pre-tax NPV5% at average life of mine gold price of $4,000/oz - $5,000/oz. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

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Management’s Discussion and Analysis February 28, 2026

Highlights – Second Quarter and Year to Date 2026

The Company continued its positive trajectory by achieving record gold production during Q2 2026 following higher processing plant throughput, increased head grade and improved gold recoveries during the period. The production rate improved in Q2 2026 as planned, and the Company continued to demonstrate leverage to record gold spot prices, recording higher revenue, gross profit, adjusted net income, operating cash flow and adjusted EBITDA, all quarterly records for the Company. The Company received total gross proceeds of approximately $21.0 million from the exercise of warrants during the quarter and reported a cash position of approximately $26.0 million. The Company now has a clean capital structure with no remaining warrants outstanding. During Q2 2026, the Company was able to continue to improve its working capital position to approximately 2.4 times, while continuing to invest in the future growth and development of Buckreef Gold. Subsequent to Q2 2026, the Company announced robust recovery results above what was assumed in the PEA as part of its current flowsheet optimization and future expanded processing plant development. The Company also initiated a revision of the life-of-mine plan, which has the potential to extend the open pit and add recoverable ounces, improving the overall economics of the project. As part of the metallurgical test results and revised mine planning, the Company expects to expand processing capacity to a larger processing facility than was initially contemplated in the PEA. The expanded plant is now expected to produce greater than 62 thousand ounces of average annual gold as published in the PEA. The Company’s short-to-medium term priorities are to continue to expand and upgrade processing capacity above the PEA, continue advancing exploration in key areas, and continue to strengthen liquidity. These positive results continue to demonstrate the growth potential at Buckreef Gold and reflect successful execution of the Company’s sustainable business plan where cash flow from operations funds value creating activities.

Key Q2 and Year to Date 2026 Financial and Operational Highlights:

•	Subsequent to Q2 2026, the Company reported results of ongoing metallurgical testwork as part of its current flowsheet optimisation and future expanded processing plant development. Recovery rates between 89% - 92% were achieved from metallurgical test work, which is above the 88% recovery rate assumed in the PEA. Testwork has led the Company to specify a Semi Autogenous Grind (“SAG”) / Ball mill combination of 3,500+ tpd, which is above the PEA processing plant size assumption of 3,000 tpd. The increase in throughput from the expanded processing plant is expected to produce average annual gold production in excess of the 62,000 ounces of gold originally anticipated in the PEA. The Company also initiated a revision of the life-of-mine plan as a result of the expected increase in processing capacity and the increase in gold price well above the PEA reserve estimate. Preliminary analysis indicates the potential for an expanded open pit, which could extend open pit operations, defer commencement of underground mining and enhance total recoverable ounces. The Company is also evaluating the potential for an earlier start to underground mining Stamford Bridge, alongside accelerating mining of the Eastern Porphyry. This is expected to improve the overall economics of the project.

•	During Q2 2026 the Company continued to make progress on upgrades to the 2,000 tpd processing plant, including finalization of procurement and accelerated manufacturing for several key components, including the pre-leach thickener, upgraded agitators & interstage screens, Aachen reactor, oxygen plant, ADR plant and new gold room, and apron feeder & belt magnet. The plant upgrades are in various stages of completion and have already begun to boost plant reliability and performance as evidenced by an increase in plant throughput (1,560 tpd) and an improvement in recovery (84%) in Q2 2026. The existing, upgraded 2,000 tpd processing plant will be available to continue operating in conjunction with the new 3,500+ tpd SAG mill processing plant, providing a significant upgrade in processing capacity versus the 3,000 tpd assumed in the PEA.

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Management’s Discussion and Analysis February 28, 2026

•	During Q2 2026, Buckreef Gold poured a record 7,453 ounces of gold and sold 7,314 ounces of gold at a record average realized price (net)[1] of $4,655 per ounce, recognizing record revenue of $34.1 million, record gross profit of $21.1 million, gross profit margin of 62%, record adjusted net income[1] of $11.7 million, operating cash flow of $8.9 million and record adjusted EBITDA[1] of $20.2 million, all of which reflect increases compared to the prior year comparative period, demonstrating the Company’s leverage to record gold prices during Q2 2026.

•	Year to date, the Company poured 14,050 ounces of gold and recognized revenue of $59.2 million, gross profit of $35.3 million, adjusted net income[1] of $19.4 million, operating cash flow of $12.9 million and adjusted EBITDA[1] of $33.5 million. Revenue, gross profit, adjusted net income, and adjusted EBITDA[1] were all half year records for the Company, and reflected increases compared to the prior year comparative period mainly due to the impact of a higher average gold price realized on higher ounces of gold sold. During the period, the Company continued to demonstrate leverage to record gold price levels and sold 13,806 ounces of gold at an average realized price (net)[1] of $4,281 per ounce.

•	During Q2 2026, all outstanding warrants of the Company were either exercised or expired. In Q2 2026, the Company received total gross proceeds of approximately $21.0 million from the exercise of warrants. The Company now has a clean capital structure with no remaining warrants outstanding.

•	During Q2 2026 the Company continued to strengthen its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. As a result, the Company’s current ratio has improved to a ratio of approximately 2.4 at February 28, 2026.

•	During Q2 2026, the Company continued to invest in mine development, mill optimizations, and run of mine (ROM) stockpile inventory. The ROM and crushed ore stockpile has grown to an estimated 20,593 ounces of contained gold as at February 28, 2026, as the Company continued to access higher grade ore blocks in the pit and processed a higher proportion of high grade mined material. The fair market value of the stockpile is approximately $107.5 million at current market prices. Subsequent to Q2 2026, the ROM pad stockpile has increased further to an estimated 23,078 ounces of contained gold, an increase of 2,931 ounces compared to November 30, 2025, as the Company continued to access higher grade ore blocks in the pit and processed a higher proportion of high grade mined material.

•	During Q2 2026, the Company processed all of the detailed ground magnetic data collected from the 810 line-kilometer ground magnetic survey that commenced in Q1 2026. This high-resolution geophysical survey mapped subsurface magnetic variations across the tenement area and resulted in the identification of ten exploration targets. The Company initiated a Gradient Array Resistivity and Induced Polarisation (“IP”) survey to identify the areas of highest potential and prioritize drilling campaigns. Concurrently, the Company commissioned its first drill rig with the goal of upgrading the Mineral Resource at the Eastern Porphyry.

•	During Q2 2026, the Company focused on metallurgical testwork programs including (i) gold deportment testing across various geo-metallurgical domains within the Buckreef Main Zone, (ii) flotation and concentrate leach optimization testwork, and (iii) SAG and Ball Mill Circuit Design, as part of its current flowsheet optimization and future expanded flowsheet development. Testwork was completed in the areas of flotation, fine-grinding and intensive leaching. Flotation testwork continued to deliver positive recoveries of 89% - 92% and fine grinding and intensive leaching testwork indicated that positive recoveries of flotation concentrate are achieved at a p80 of 75 microns. As a result, recovery rates are expected to be above the PEA recovery assumption of 88%.

•	The Company achieved zero lost time injuries (“LTI”) and there were no reportable environmental incidents during Q2 2026.

Numerical annotations throughout the text of the remainder of this document refer to the endnotes found on page 45.

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Management’s Discussion and Analysis February 28, 2026

Recent Company Developments:

TRX Gold Reports Robust Recovery Rates from Recent Study and Significant Increase in Plant Expansion Scope

•	Subsequent to Q2 2026, the Company announced results of ongoing metallurgical test work at Buckreef Gold as part of its current flowsheet optimization and future expanded processing plant development. The Company is in the process of planning and executing a much larger processing plant expansion than originally anticipated in the May 2025 PEA at Buckreef Gold.

•	Robust Recovery Rates Achieved: Recovery rates between 89% - 92% were achieved from the additional test work, which is in line with prior studies and above the 88% recovery rate assumed in the PEA. The test work provided a more comprehensive understanding of optimal grind size for flotation and achievable mine feed from the mine plan, which has led the Company to specify a SAG / Ball mill combination of 3,500+ tpd, which is above the PEA processing plant size assumption of 3,000 tpd. Tendering for the SAG mill has commenced with orders expected to be placed in Q3 2026 with an initial estimated completion date of calendar Q2 2027.

•	Advancing Existing Processing Plant Upgrades and Increased Expansion: The existing 2,000 tpd processing plant is currently undergoing significant upgrades and will be available to continue operating in conjunction with the new 3,500+ tpd SAG mill processing plant, providing a significant upgrade in processing capacity versus the 3,000 tpd assumed in the PEA. Notable upgrades to the existing processing plant include a pre-leach thickener, upgraded agitators & interstage screens, Aachen reactor, oxygen plant, Adsorption, Desorption and Recovery (“ADR”) plant, new gold room, apron feeder, belt magnet, and new tertiary crusher. These upgrades are currently in progress and are expected to be completed by calendar Q4 2026.

•	Strategic Mine Planning to Expand Further: During Q2 2026, the Company initiated a revision of the life-of-mine plan as a result of the expected increase in processing capacity and the increase in gold price well above the PEA reserve estimate assumption of US$1,900/oz. Preliminary analysis indicates the potential for an expanded third cutback at the Main Pit, which could extend open-pit operations, defer commencement of underground mining and enhance total recoverable ounces at Buckreef Gold. This is expected to improve the overall economics of the project. The Company is also evaluating the potential for an earlier start to underground mining at the Stamford Bridge orebody, alongside accelerating mining of the expanded Eastern Porphyry pit. The Company has hired P&E Mining Consultants Inc. to update the PEA, which is expected to be completed in Q4 2026.

•	Planning for Expanded Mill Throughput: Mine planning and scheduling as part of updated PEA will incorporate throughput rates for the new 3,500+ tpd plant and existing, upgraded 2,000 tpd processing plant, with the goal of maximizing throughput. Capital costs of the total plant expansion and plant upgrades are now expected to be $45 - $50 million, and reflects an increase in overall processing capacity, decoupling of the new circuit from the existing processing circuit, and a much larger tailings storage facility (“TSF”). This is approximately $10 - $15 million above the initial PEA estimates which was for a smaller, 3,000 tpd processing plant and a smaller TSF. The initial plan released in November 2025 was also expected to utilize the existing large ball mill in the SAG processing plant, which reduced capacity of the existing processing plant to 1,000 tpd. The increase in throughput from the expanded processing capacity is expected to increase average annual gold production in excess of the 62,000 ounces of gold originally anticipated in the May 2025 PEA.

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Management’s Discussion and Analysis February 28, 2026

•	During Q2 2026, the Company continued to advance upgrades to the 2,000 tpd processing plant. Procurement has been finalized and manufacturing accelerated for several key components, including: (i) the pre-leach thickener (arrived at Dar es Salaam port, site civils complete and mechanical installation preparation underway with commissioning anticipated in Q3 2026); (ii) upgraded agitators & interstage screens (delivered to site with installation progressing and completion expected in Q3 2026); (iii) Aachen reactor (installed on-site and currently operating using compressed air, with full performance optimization following commissioning of the oxygen plant); (iv) Oxygen plant (in transit to Tanzania with installation and commissioning scheduled for Q3 2026); and (v) ADR plant and new gold room (engineering and fabrication progressing with delivery to site and commissioning targeted for Q4 2026).

•	During Q2 2026, the Company also completed several plant enhancements, including installation of a new apron feeder, tramp metal magnet, and weightometer, along with conveyor upgrades to improve ore handling and distribution. Metallurgical testwork supporting the upgraded and expanded plant flowsheet has also been substantially completed, allowing for finalization of equipment sizing and specifications for the flotation circuit, fine grind mill, concentrate thickener, and intensive leach circuit. Procurement activities for the SAG mill, flotation circuit, and fine-grind circuit are progressing, with tendering and technical evaluations ongoing and equipment awards expected in Q3 2026. In parallel, modelling and procurement of a new tertiary cone crusher are advancing, with delivery and installation targeted for late Q3 2026.

•	These projects are in various stages of project development and are expected to progressively increase throughput and recovery rates and improve processing cost per tonne from now until their respective scheduled completion dates.

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Management’s Discussion and Analysis February 28, 2026

Operational and Financial Details – Second Quarter and Year to Date 2026

Mining and Processing

•	During the three and six months ended February 28, 2026, Buckreef Gold reported zero LTI at site, recorded a safety incident frequency rate of zero (per million hours), including contractors, and achieved 5.4 million hours of LTI free work.

•	During Q2 2026, Buckreef Gold poured a record 7,453 ounces of gold (Q2 2025: 3,004 ounces) and sold 7,314 ounces of gold (Q2 2025: 3,401 ounces). Gold production in Q2 2026 was higher than the prior year comparative period as result of higher average head grade of 1.94 g/t (Q2 2025: 1.12 g/t), higher average recovery of 84% (Q2 2025: 74%), and higher mill throughput of 1,560 tpd (Q2 2025: 1,259 tpd). The higher average head grade was due to the mine sequence where the open pit mine accessed higher grade ore blocks in Q2 2026 (in line with mine plan), following completion of the scheduled Stage 1 stripping campaign during the first half of fiscal 2025. The higher average recovery in Q2 2026 was mainly due to a series of plant optimization initiatives, including (i) adaptive reagent dosing based on short interval control of leach feed; (ii) optimization of milling parameters to minimize solids tails; and (iii) commissioning of the Aachen reactor to improve leach kinetics. During Q2 2026, the Company continued to advance on several near-term plant enhancements to further improve gold recoveries, including the addition of a pre-leach thickener (to improve consistency of leaching density), upgrades to the elution plant and new ADR plant (to improve carbon activity and to reduce gold solution losses), and added slurry oxidation capacity through improved air blowers and oxygen injection. The Company expects recovery to improve consistently over the year as these plant enhancements are completed. During Q2 2026 the processing plant achieved, on average, higher throughput than the prior year comparative period, mainly due to timing of maintenance of the crushing and milling circuits in Q2 2025. Throughput is expected to continue to improve over the year as the Company is focused on reducing mill feed size, maximising mill power and reducing unplanned downtime. Throughput is also expected to benefit as the Company continues to advance on upgrades to the 2,000 tpd plant and the expansion to a 3,000+ tpd processing plant.

•	For the six months ended February 28, 2026, the Company produced 14,050 ounces of gold (2025: 7,845 ounces) and sold 13,806 ounces of gold (2025: 8,241 ounces). Gold production was higher than the prior year comparative period as a result of higher average head grade of 1.91 g/t (2025: 1.22 g/t), higher average recovery of 80% (2025: 73%), and higher mill throughput of 1,550 tpd (2025: 1,480 tpd). The higher average head grade resulted from access to higher grade ore blocks following completion of the Stage 1 stripping campaign in 2025. The higher average recovery was mainly due to a series of plant optimization initiatives, including (i) increasing carbon inventory in the Carbon in Leach (CIL) circuit to improve gold adsorption and reduce gold loss in the solution tails; (ii) increasing pH in the CIL circuit by adding additional lime to improve leaching kinetics and reduce cyanide consumption; and (iii) increasing dissolved oxygen levels to improve leaching kinetics by reducing the solid tails. Mill throughput was, on average, higher than the prior year comparative period as the Company continued to focus on reducing mill feed size, maximising mill power and reducing unplanned downtime.

•	Total ore tonnes mined of 140 kt in Q2 2026 were higher than the prior year period (Q2 2025: 109 kt) as stripping activities during the prior year focused on accelerating the pit expansion to the north and south end of the Stage 1 pit to expose ore into fiscal 2026. Waste tonnes mined of 2,028 kt during Q2 2026 were higher than the prior year period (Q2 2025: 927 kt) primarily due to Stage 2 stripping of the Main Pit which will allow for mill feed in fiscal 2027-2029, coupled with an increase in contractor and owner managed fleet capacity in Q2 2026. The higher proportion of waste to ore tonnes contributed to a higher strip ratio of 14.4 (waste:ore tonnes) in Q2 2026 compared to the prior year period (Q2 2025: 8.5 waste:ore tonnes). For the six months ended February 28, 2026, the Company continued to focus on Stage 2 stripping of the Main Pit to benefit mill feed beginning in fiscal 2027. As a result, total waste tonnes mined of 3,157 kt were higher than the prior year period (2025: 1,742 kt), while total ore tonnes mined of 368 kt were also higher than the prior year period (2025: 217 kt).

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Management’s Discussion and Analysis February 28, 2026

•	During Q2 2026, the Company’s owner operated fleet continued to supplement the contract fleet by mining 490 kt of waste, rehandling 126 kt of ROM material, and completing 77 kt of topsoil removal. The owner operated fleet also contributed to earthworks for several site projects, including haul road construction and the maintenance of local community roads. These activities played a critical role in maintaining mining continuity and supporting ongoing infrastructure development at Buckreef Gold. This equipment has significantly improved cost efficiency in the areas where it has been deployed. Mining cost per tonne for the owner operated fleet for Q2 2026 was approximately $1.24 per tonne for all mining and project support activities. For the six months ended February 28, 2026, the Company’s owner operated fleet moved 1,315 kt at $1.20 per tonne for all mining and project support activities. As the Company further supplements the contract fleet with its owner managed fleet for mining operations, site development work, roadway construction and maintenance, it is anticipated that operating costs will continue to improve over fiscal 2026.

Fiscal 2026 Outlook

•	The Company continues to expect gold production to be in the range of 25,000 - 30,000 ounces for fiscal 2026, an increase compared to actual 2025 production of 18,935 ounces, as the Company expects to continue accessing higher grade ore blocks in 2026 following completion of the Stage 1 stripping campaign during the first half of 2025. Across the four quarters of 2026, the Company continues to expect gold production to be the lowest in Q1 2026, and highest in Q4 2026 due to the timing of scheduled plant maintenance, mine sequencing and completion of plant upgrades and enhancements which are expected to improve recoveries. This is expected to result in an approximate 45% / 55% split of the Company’s total gold production between the first half and second half of the year, respectively. The Company continues to expect total average cash cost[1] to be in the range of $1,400 - $1,600 per ounce for fiscal 2026, compared with actual 2025 total average cash cost[1] of $1,530 per ounce. The Company continues to expect cash cost to be slightly higher in the first half of the year and lower in the second half of the year in line with the production weighting.

•	Operating cash flow will be predominantly reinvested in the Company with a focus on value enhancing activities, including: (i) exploration and drilling with a focus on potential mineral resource expansion at the Buckreef Main Zone (underground resource drilling), Stamford Bridge (exploration drilling), and Eastern Porphyry (grade control / resource drilling); (ii) capital programs focused on further plant upgrades and expansions to improve throughput and recoveries; and (iii) additional mining and drilling equipment to improve operating efficiency and lower mining cost per tonne and drilling cost per meter.

•	The Company continues to expect total capital expenditures, excluding waste rock stripping, to be in the range of $15 - $20 million, compared with actual 2025 cash capital expenditures (including VAT) of approximately $15.6 million. Capital expenditures include initiatives related to the long-term growth of Buckreef Gold, including the plant upgrade and expansion project aimed at increasing average annual throughput and recoveries at Buckreef Gold. This includes the addition of a pre-leach thickener, combined with upgrades to the elution plant, new ADR plant, improved air blowers and oxygen dispersion. Capital expenditures also include downpayments for the addition of a flotation circuit as well as the addition of a Semi Autogenous Grind Mill and new crushing circuit (including a new jaw crusher, conveyor and ancillary Carbon-in-Leach tanks) as part of the longer-term plan to expand the plant to 3,500+ tpd. The Company is also planning expenditures related to the construction of a significantly expanded TSF, and procurement of heavy (and mobile) equipment, dewatering pumps and upgraded camp accommodation during fiscal 2026.

•	The Company continues to expect exploration expenditures to be in the range of $3 - $5 million, and includes a geophysics survey to identify additional drilling targets, underground resource drilling on the Buckreef Main Zone, exploration drilling on the Stamford Bridge Zone, reverse circulation drilling on the Eastern Porphyry and the addition of an owner operated reverse circulation drilling rig and diamond drilling rig, which are expected to improve the Company’s drilling cost per meter.

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Management’s Discussion and Analysis February 28, 2026

Inventory

•	As at February 28, 2026, the ROM pad stockpile contained 499,558 tonnes at an average grade of 1.25 g/t with an estimated 20,147 ounces of contained gold. A further stockpile of crushed mill feed of 7,041 tonnes at 1.97 g/t containing an estimated 446 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $107.5 million using the London PM Fix gold price of approximately $5,222 per ounce as at February 28, 2026. Since year-end August 31, 2025, the Company added 4,985 ounces to the ROM pad stockpile to support mill feed. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During Q2 2026, the Company processed stockpiled and mined material through the 2,000 tpd processing plant and consequently reported gold in circuit, reflecting a buildup of metal inventory in the CIL tanks. The Company reported 703 ounces of gold in circuit on February 28, 2026, which reflected a decrease of 344 ounces from August 31, 2025, following gold elution and smelting activity during Q1 and Q2 2026. Subsequent to Q2 2026, the ROM pad stockpile has continued to increase as the Company accessed higher grade ore blocks in the pit and processed a higher proportion of high grade mined material. The ROM pad stockpile now contains 518,628 tonnes at an average grade of 1.38 g/t with an estimated 23,078 ounces of contained gold, an increase of 2,931 ounces compared to November 30, 2025.

Exploration

•	During fiscal 2026, the Company began the first phase of the fiscal 2026 exploration program by completing a detailed 810 line-kilometer ground magnetic survey using advanced magnetometers. This high-resolution geophysical survey is designed to map subsurface magnetic variations across the tenement area, helping to identify structural features, lithological contacts, and potential mineralized zones. Key objectives of this survey include Phase (i) delineating magnetic anomalies associated with alteration zones or structural lineaments and Phase (ii) refining geological interpretations ahead of Induced Polarisation surveys and drilling. The field data was collected by a local geophysics company while quality assurance, quality control and data processing was done by Terra Resources NL from Australia.

•	In Q2 2026, the Company successfully processed all of the detailed ground magnetic data collected from the survey. This analysis provided a clearer understanding of the subsurface geology and resulted in the identification of ten exploration targets. These targets have been ranked into first, second, and third priority categories, ensuring that exploration resources are directed toward the most prospective areas while maintaining a structured pipeline for follow-up work. Building on these results, a forty line-kilometre Gradient Array Resistivity and Induced Polarisation (“IP”) survey was initiated. This survey is designed to map subsurface conductors, offering critical insights into potential mineralisation zones. By refining drill targeting, the IP survey will help delineate areas of highest potential, thereby reducing exploration risk and improving efficiency of subsequent drilling campaigns.

•	In parallel, a fourteen-kilometre accumulated depth Reverse Circulation (“RC”) drilling program was planned and commenced using the Company’s newly commissioned drill rig. The deployment of this rig marks a significant operational milestone, as it strengthens in-house drilling capacity and reduces reliance on external contractors. The primary objective of the RC program is to upgrade the Eastern Porphyry Mineral Resources from the Inferred category to the Indicated/Measured categories. Concurrently, exploration and resource diamond drilling is expected to commence in April 2026 at the Stamford Bridge Zone. The drilling program is expected to help improve the reliability of future mine planning and provide a stronger foundation for long-term development strategies.

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Management’s Discussion and Analysis February 28, 2026

Tailings Storage (TSF 2.2 and TSF 3.0)

•	In Q4 2025, the Company successfully completed Phase II construction for TSF 2.2, providing sufficient tailings storage capacity through Q3 2026. Building on this, an additional final lift of TSF 2.2 commenced in Q2 2026, designed to further extend storage capacity into Q1 2027. Materials movement is currently underway, with construction progressing on schedule and completion anticipated in Q3 2026. In parallel, the Company has continued to advance TSF 3.0 as a long-term, life-of-mine tailings storage solution. During Q2 2026, detailed engineering design for TSF 3.0 was completed, positioning the project for regulatory approvals expected in Q3 2026. Early-stage preparatory activities and planning are aligned to enable timely construction commencement in Q3 2026, with Stage 1 targeted for completion in Q4 2026. This phased and overlapping approach to TSF development ensures continuity of tailings storage capacity while advancing a robust, long-term solution, effectively mitigating operational risk and supporting the Company’s planned production growth.

Environmental, Social and Corporate Governance (“ESG”)

•	There were no reportable environmental incidents during the three and six months ended February 28, 2026.

•	Buckreef Gold worked with Geita District Council and local wards to collaboratively identify programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics and gender goals.

•	During Q3 2025, a new CSR plan was approved by the Geita District Council. Buckreef Gold and the Geita District Council are partnering to provide further support around education and health assistance in the wards of Lwamgasa, Kaseme, Busanda, Butundwe and Butobela. A total of 600 million Tanzanian Shillings (approximately $230,000) was budgeted by Buckreef Gold to support priority areas in agreement with the Geita District Council, with a focus on outpatient buildings, road rehabilitation, classrooms and staff houses at the local health centers.

•	During Q2 2026, the Company continued to advance construction projects on upgrades to the primary schools, secondary schools, health centers and road rehabilitation in the Busanda, Kaseme, Lwamgasa, Butundwe and Butobela districts, in line with the approved CSR plan. Two clean water projects are in their final stages and construction of two staff houses is progressing, with the contractor onsite and procurement of key supplies being finalized.

•	Buckreef Gold’s operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities (in Tanzania); (ii) recycle all water used in its operations; (iii) employ a workforce that comprises 99% Tanzanian citizens (290 full-time employees, 422 contract miners and project contractors, 208 part-time/casual employees and interns); (iv) include development and building activities that are focused on maximizing local content; and (v) exhibit a ‘100 mile diet’ by procuring all food locally.

Financial

•	During Q2 2026, Buckreef Gold poured a record 7,453 ounces of gold (Q2 2025: 3,004) and sold 7,314 ounces of gold (Q2 2025: 3,401) at a record average realized price[1] of $4,655 per ounce (Q2 2025: $2,739) excluding the revenue and gold ounces sold related to the prepaid gold purchase agreement with OCIM Metals & Mining SA (“OCIM”) in Q2 2025 and costs related to the Auramet gold prepaid purchase agreement (“average realized price (net)[1]”).

10

Management’s Discussion and Analysis February 28, 2026

•	During Q2 2026, the Company recognized record revenue of $34.1 million (Q2 2025: $9.1 million), cost of sales of $13.0 million (Q2 2025: $7.0 million), and cash cost[1] of $1,506 per ounce (Q2 2025: $1,765). The Company generated record gross profit of $21.1 million (Q2 2025: $2.1 million), a 62% gross profit margin (Q2 2025: 24%), record adjusted net income[1] of $11.7 million (Q2 2025: $0.1 million loss), operating cash flow of $8.9 million (Q2 2025: $2.0 million), and record adjusted EBITDA[1] of $20.2 million (Q2 2025: $0.9 million). The increase in revenue, gross profit, adjusted net income, operating cashflow and adjusted EBITDA[1] is mainly related to higher ounces of gold sold of 7,314 ounces (Q2 2025: 3,401 ounces) and a higher average realized price (net)[1] of $4,655 per ounce (Q2 2025: $2,739).

•	For the six months ended February 28, 2026, Buckreef Gold poured 14,050 ounces of gold (2025: 7,845) and sold 13,806 ounces of gold (2025: 8,241) at an average realized price[1] of $4,281 per ounce (2025: $2,676). The Company recognized record revenue of $59.2 million (2025: $21.6 million), cost of sales of $23.9 million (2025: $14.7 million), and cash cost[1] of $1,507 per ounce (2025: $1,541). The Company generated gross profit of $35.3 million (2025: $7.0 million), gross profit margin of 60% (2025: 32%), adjusted net income[1] of $19.4 million (2025: $1.8 million), operating cash flow of $12.9 million (2025: $4.4 million), and adjusted EBITDA[1] of $33.5 million (2025: $5.4 million). The increase in revenue, gross profit, adjusted net income, operating cashflow and adjusted EBITDA[1] is mainly related to higher ounces of gold sold of 13,806 ounces (2025: 8,241 ounces) and a higher average realized price (net)[1] of $4,281 per ounce (2025: $2,676).

•	Mining costs per tonne of $4.45 in Q2 2026 were higher than the prior year comparative period (Q2 2025: $3.90) mainly due to an increase in contractor haulage and fuel cost as a result of an extended hauling distance for waste material to the Eastern Porphyry waste dump, combined with an increase drilling and blasting required to access fresh (sulphide) rock compared to the prior period which was a higher proportion of free dig material. Additionally, the Company incurred higher grade control drilling costs following an increase in drilled meters in Q2 2026, to better define the ore grades and ore blocks in the pit for enhanced predictability around mine planning and blasting. During Q2 2026, the Company finalized a contract after renegotiating lower contractor mining rates and is in the process of implementing shorter haul distances for the remaining waste. Owner operated equipment is also being utilized to provide cost effective support for site development projects as well as plant feed operations. During Q2 2026, the Company’s owner operated fleet mined 490 kt of waste, 126 kt of rehandled ROM material, and completed 77 kt of topsoil removal. Mining cost per tonne for the owner operated fleet for Q2 2026 was approximately $1.24 per tonne for mining and project support activities. For the six months ended February 28, 2026, mining cost per tonne of $4.57 were higher than the prior year comparative period (2025: $3.94 per tonne) mainly due to an increase in haulage cost, drilling and blasting cost and higher grade control drilling costs. Year to date, the Company’s owner operated fleet mined 1,315 kt at $1.20 per tonne for all mining and project support activities. Mining costs per tonne are expected to improve over the remainder of fiscal 2026 as the Company realizes economies of scale by further supplementing the contract mining fleet with the Company’s owner operated fleet.

•	Processing cost per tonne of $25.99 in Q2 2026 were higher than the prior year comparative period (Q2 2025: $15.90 per tonne) mainly due to a buildup of onsite inventory of key reagents and mill consumables, including an increase in carbon, grinding media and hydrogen peroxide consumption which was used to enhance the grindability of fresh ore and improve leaching kinetics across the tanks. Additionally, an increase in consumption of other reagents and chemicals was used to wash barren carbon to enhance carbon activity by removing calcium and improve dissolved oxygen levels across the CIL tanks, enhancing overall plant recovery. The increase in plant recovery in Q2 2026 of 84% (2025: 74%) more than offset the increase in processing cost per tonne. For the six months ended February 28, 2026, processing cost of $22.87 per tonne were higher than the prior year comparative period (2025: $14.00 per tonne) mainly due to an increase in reagent and consumable consumption which enhanced plant recovery (2026: 80%, 2025: 73%). The processing plant upgrades to the 2,000 tpd plant have already begun to boost plant reliability and performance as evidenced by an increase in plant throughput and an improvement in recovery in Q2 2026, and are expected to progressively improve processing cost per tonne over the remainder of fiscal 2026.

11

Management’s Discussion and Analysis February 28, 2026

•	During Q2 2026, all outstanding warrants of the Company were either exercised or expired. The Company now has a clean capital structure with no remaining warrants outstanding. In Q2 2026, the Company received total gross proceeds of approximately $21.0 million from the exercise of warrants. The Company received gross proceeds of $12.9 million from the exercise of 16,075,386 warrants at an exercise price of $0.80. These warrants had an expiry of February 11, 2026. The remaining 1,538,461 warrants with an exercise price of $0.80 expired unexercised on February 11, 2026. Furthermore, the Company received gross proceeds of $8.2 million from the exercise of all 18,576,923 warrants at an exercise price of $0.44. These warrants had an expiry of January 26, 2027. Following the exercise and expiry of the warrants, the Company has no remaining warrants outstanding.

•	During Q2 2026 the Company continued to strengthen its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. As a result, the Company’s current ratio has improved to a ratio of approximately 2.4 at February 28, 2026. Following the exercise of the warrants, the Company has a cash balance of $26.0 million, an increase in net cash of approximately $16.8 million from Q1 2026 as the Company repaid its deferred revenue and improved accounts payable over Q2 2026.

•	During Q2 2026, the Company updated the terms of its Gold Prepayment Facility with Auramet International, Inc. through which Buckreef may, at its discretion, sell to up to an aggregate amount of $8.0 million of gold, up to 21 calendar days prior to delivery, on a revolving basis for a one-year term. As at February 28, 2026, the Company had nil gold ounces outstanding under the Auramet Gold Prepayment Facility.

•	During Q2 2026, the Company drew $1.0 million on the Stanbic Bank Tanzania Limited (“Stanbic”) revolving credit facility and vehicle and asset financing (“VAF”) facility to fund downpayments on upgrades related to the 2,000 tpd plant and the expansion to a 3,500+ tpd processing plant, including payments on the pre-leach thickener, upgraded agitators & interstage screens, Aachen reactor, oxygen plant, ADR plant and new gold room, and apron feeder & belt magnet. As at February 28, 2026, the Company had drawn $2.3 million on the Stanbic facility (August 31, 2025: $nil).

•	During Q2 2026, no shares were sold under the Company’s At The Market Offering Agreement (“ATM”) pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $25 million. During the six months ended February 28, 2026, the Company sold 19,408 shares for net proceeds of approximately $15,255 under the ATM agreement to gain market intelligence around trading activity.

•	As at February 28, 2026, the Company recognized $11.9 million of sales tax receivable on the Unaudited Interim Condensed Consolidated Statements of Financial Position. Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA").

12

Management’s Discussion and Analysis February 28, 2026

Key Operating Information

Select operating and financial information from the operation for the three and six months ended February 28, 2026, follows below:

Select Operating and Financial Data

	Unit	Three months ended February 28, 2026	Three months ended February 28, 2025	Six months ended February 28, 2026	Six months ended February 28, 2025
Operating Data
Ore Mined	k tonnes	140	109	368	217
Waste Mined	k tonnes	2,028	927	3,157	1,742
Total Mined	k tonnes	2,169	1,035	3,525	1,959
Strip Ratio	w:o	14.4	8.5	8.6	8.0
Mining Rate	tpd	24,096	11,501	19,474	10,822
Mining Cost	US$/t	$4.45	$3.90	$4.57	$3.94
Plant Ore Milled	k tonnes	140	113	281	268
Head Grade	g/t	1.94	1.12	1.91	1.22
Plant Utilization	%	89	83	90	86
Plant Recovery Rate	%	84	74	80	73
Processing Cost	US$/t	$25.99	$15.90	$22.87	$14.00
Plant Mill Throughput	tpd	1,560	1,259	1,550	1,480
Gold Ounces Poured	oz	7,453	3,004	14,050	7,845
Gold Ounces Sold	oz	7,314	3,401	13,806	8,241
Financial Data
Revenue[1]	$ ('000s)	34,072	9,107	59,189	21,635
Gross Profit	$ ('000s)	21,052	2,144	35,267	6,978
Net (loss) income	$ ('000s)	(13,777)	(1,941)	(14,273)	196
Adjusted net income (loss)[2]	$ ('000s)	11,655	(111)	19,387	1,761
Adjusted EBITDA[2]	$ ('000s)	20,245	941	33,456	5,359
Operating Cash Flow	$ ('000s)	8,847	2,022	12,867	4,403
Working capital[5]	$ ('000s)	32,102	(2,184)	32,102	(2,184)
Average Realized Price (gross)[2]	$/oz	4,659	2,678	4,287	2,625
Average Realized Price (net)[2,3,4]	$/oz	4,655	2,739	4,281	2,676
Cash Cost[2]	$/oz	1,506	1,765	1,507	1,541

[1]	Revenue includes immaterial amounts from the sale of by-product silver and copper.
[2]	Refer to the "Non-IFRS Performance Measures" section.
[3]	Net of revenue and ounces of gold sold related to OCIM gold prepaid purchase agreement.
[4]	Net of interest related to Auramet gold prepaid purchase agreement.
[5]	Working capital for the three and six months ended February 28, 2025 are adjusted for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue (non-cash) related to the Auramet prepaid gold purchase agreement.

13

Management’s Discussion and Analysis February 28, 2026

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed via a paved national road and, thereafter, via 17 kilometers of well maintained unpaved regional roads. The Buckreef Gold Project comprises several deposits, namely Buckreef, Eastern Porphyry, Anfield and the newly discovered Stamford Bridge. The Buckreef pit itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Updated Mineral Resource Estimate as of April 15, 2025, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Koz	MT	g/t	Koz	MT	g/t	Koz	MT	g/t	Koz
Buckreef Main	2,982.8	2.36	226.4	6,193.9	2.72	542.6	7,549.3	2.37	576.0	9,176.7	2.61	769.0
Buckreef South	23.6	1.68	1.3	35.3	1.95	2.2	53.8	1.70	2.9	58.9	1.84	3.5
Buckreef West	40.3	3.27	4.3	204.7	2.52	16.5	73.9	2.37	5.6	245.0	2.64	20.8
Eastern Porphyry	2.9	6.97	0.6	1,306.4	2.35	98.8	1,198.8	2.44	94.0	1,309.3	2.36	99.4
Stamford Bridge	—	—	—	—	—	—	272.0	5.38	47.0	—	—	—
Total	3,049.6	2.37	233	7,740.3	2.65	660	9,147.8	2.47	726	10,789.9	2.57	893

Notes:

(1) Mineral Resources, which are not Mineral Reserves, may not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(2) The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

(3) The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

(4) Gold price used is $1,900/oz Au.

(5) The pit constrained cut-off grade of 0.42 g/t Au was derived from 80% process recovery, $21.04/tonne process and G&A cost, and a royalty of 7.3%. The constraining pit optimization parameters were $3.88/t mining cost and 45-degree pit slopes.

(6) The out-of-pit cut-off grade of 1.31 g/t Au was derived from 80% process recovery, $21.04/tonne process and G&A cost, a $40/tonne underground mining cost, and a royalty of 7.3%. The out-of-pit Mineral Resource grade blocks were quantified below the constraining pit shell and within the constraining mineralized wireframes. Out–of-Pit Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole mining methods.

(7) The Stamford Bridge cut-off grade of 1.20 g/t Au was derived from 80% process recovery, $21.04/tonne process and G&A cost, a $35/tonne underground mining cost, and a royalty of 7.3%. Mineral Resources are restricted to areas which exhibit geological continuity and reasonable potential for extraction by cut and fill and long hole underground mining methods.

14

Management’s Discussion and Analysis February 28, 2026

Figure 1: Location of Buckreef Gold Project in the Lake Victoria Greenstone Belt

TRX GOLD
BUCKREEF 2025
Resource Statement
893k oz Au @ 2.57 g/t Au (M&I)
726k oz Au @ 2.47 g/t Au (Inferred)
Lake Victoria
Port City of Mwanza
ANGLOGOLDASHANTI
GEITA
Perseus
NYANZAGA
BARRICK
BULYANHULU
TULAWAKA
BARRICK
GOLDEN RIDGE
BARRICK
BUZWAGI
CARACAL GOLD
NYAKAFURU
N
0
25
50
100
Kilometers
Legend
TRX Gold
Gold Mines
Greenstone

15

Management’s Discussion and Analysis February 28, 2026

Figure 2: Buckreef Gold Open Pit Main Zone Aerial View

Figure 3a: Buckreef Gold Crushing and Conveyor Circuit

16

Management’s Discussion and Analysis February 28, 2026

Figure 3b: Buckreef Gold Ore Moving Through Crushing Circuit

Figure 3c: Buckreef Gold’s 1,000 tpd Ball Mill

17

Management’s Discussion and Analysis February 28, 2026

Figure 4: Buckreef Gold Stage One Drilling

Figure 5: Buckreef Gold’s Open Pit Mining Operations

18

Management’s Discussion and Analysis February 28, 2026

Figure 6a: Stage 2 Expansion at Buckreef Gold

Figure 6b: Load and Haul Operations at Buckreef Gold

19

Management’s Discussion and Analysis February 28, 2026

Figure 7: Revised Process Flowsheet for the Upgraded and Expanded Plant

CRUSHING CIRCUIT
JAW CRUSHER
CRUSHED ORE STOCKPILE
SABM CIRCUIT
SAG MILL
BALL MILL
NEW FLOTATION & FINE GRIND CIRCUIT
FLOTATION CELL
FINE GRIND MILL
FINE GROUND CONCENTRATE THICKENER
FLOTATION TAILS PRE LEACH THICKENER
LEACH CIRCUIT
INTENSIVE LEACH AND OXIDATION
ADR CIRCUIT
REGEN KILN
ACID WASH & ELUTION
CARBON STORAGE
CARBON
CIL LEACH TANKS
ELECTROWINNING
FURNACE
GOLD DORE
TAILINGS CIRCUIT
PASTE PLANT 2027 - 2028
TAILINGS PASTE THICKENER
CEMENT
PUMP
UNDERGROUND BACKFILL
TAILINGS STORAGE FACILITY

Figure 8: Installation of New Belt Magnet

20

Management’s Discussion and Analysis February 28, 2026

Figure 9: Pre-Leach Thickener Erection in Progress

Figure 10: Aachen ® Reactor Installed and Commissioned to Improve Processing Efficiency

21

Management’s Discussion and Analysis February 28, 2026

Figure 11: Buckreef Gold Open Pit Mining Operations

Figure 12: Buckreef Gold Open Pit Main Zone & Haul Road

22

Management’s Discussion and Analysis February 28, 2026

Exploration & Mineral Resources

The Company continues to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Exploration activities relevant for the orogenic, shear-hosted gold deposits found in the Lake Victoria Greenstone belts include magnetic surveys, electro-resistivity surveys, soil and chip and drillhole sampling.

During Q1 2026, an update to the exploration database commenced with a detailed surface-magnetic survey (Figure 13). The detailed magnetic survey processed data, highlighted the multiple structures such as shears, faults, dykes beneath the ground cover at Buckreef Gold, and allowed the Company to update its structural interpretation across the special mining licence (“SML”).

The surface detailed magnetic survey conducted in Q1 2026 (Figure 14) was processed and interpreted in Q2 2026, providing Buckreef Gold with 10 prioritised target areas for the next phases of exploration.

An electro-resistivity survey known as induced polarisation (“IP”) is now underway on the 10 targets brought forward by the surface magnetic survey (Figure 15). This geophysical technique identifies areas of lower electrical resistivity along these structures, which typically suggests the presence of sulphides. Buckreef Gold’s gold deposits are associated with pyrite, an iron sulphide.

Once IP surveying and analysis is completed, and low resistivity sections are identified, targets will be designed for drilling and assay sampling.

During fiscal 2026, the Company invested in two exploration drill rigs capable of reverse-circulation (“RC”) drilling and chip sampling and deeper diamond-core drilling and sampling. The RC drill rig has arrived on site and is currently undertaking definition drilling about the Eastern Porphyry pit (Figure 17). The diamond drill rig is expected to arrive in May 2026 and will be focused on both exploration drill targets generated by these geophysical surveys and resource upgrade drilling deep in the Main Zone and Stamford Bridge orebodies.

Figure 13: Conducting Surface Detailed Magnetic Survey Across the Buckreef SML

23

Management’s Discussion and Analysis February 28, 2026

Figure 14: Raw Magnetic Survey Output

Figure 15: Targets Generated from Surface Detailed Magnetic Survey

LEGEND
Main Pit Outline
Targets
Priority_1
Priority_2
Priority_3
Structure Interpretation
TMI Magnetic Value nT
33,700
30,860
BUCKREEF GOLD COMPANY
Date: 2/27/2026
Author: BENJA
Office: MNEKEZI
Drawing: JOYCE
Scale: 1:25000
GEOPHYSICAL SURVEY
DETAILED GROUND MAGNETIC
WITH IP TARGETS
Projection: UTM Zone 36, Southern Hemisphere (Arc 1960)

24

Management’s Discussion and Analysis February 28, 2026

Figure 16: Planned IP Survey Lines Covering 10 Target Areas Identified by the Magnetic Survey

Figure 17: Reverse Circulation Drilling at Eastern Porphyry

25

Management’s Discussion and Analysis February 28, 2026

Other Recent Exploration Developments:

•	Announced in fiscal 2025 its best drill results ever, on a gram x tonne x meter (“gtm”) basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold’s 2M+ ounce Au Mineral Resource[1] and where current operations are ongoing in the Main Pit. This drill hole result comes following the Company’s previous best drill hole result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone. These drill holes led to the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone” at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef’s Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone. During Q1 2025, the Company drilled 2,420 meters along the Stamford Bridge Zone on newly defined, high-priority targets. Thus far, drilling has covered 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry. The latter also links to the Anfield Zone to the southeast, discovered in 2022. The Company has planned a geophysical survey campaign, which will focus on the Stamford Bridge trend line, as well as an area covering up to 500 meters to both the North and South sides of the trend line. Following the results of this campaign, a strategic drill campaign will resume on newly defined, high-priority targets.

•	Announced in fiscal 2023 near surface drilling results from the Anfield and Eastern Porphyry Zones, with highlights of 14 m @ 3.5 g/t including 3.0 m @ 10.9 g/t from 47 m from the Eastern Porphyry, and 2.94 m grading at 13.74 g/t, from 43.00 m in the Anfield zone (full results provided in Table 2). The zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the east of Buckreef Main Zone (Figure 19). The intercepts confirm multiple zones of strong mineralization towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host future mineral resources outside of the Buckreef Main Zone.

•	Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions. To date, the Company has tested the NE Extension and successfully identified gold mineralization over an additional 300 meters. The deposit remains open along strike to the NE and future infill drilling is warranted. The SW extension has also been tested with wide-spaced drilling, and the exploration program has returned encouraging results. The deposit now remains open along strike to the SW.

•	Collectively, between the NE extension and SW drilling the known strike extent of gold mineralization on the deposit structure has been expanded approximately 500 meters, or by nearly 30% since exploration recommenced. The Company will continue to identify areas offering the best opportunity to add gold ounces to the mineral resource inventory and commence an infill drilling program.

26

Management’s Discussion and Analysis February 28, 2026

Best Drill Hole Results in History of Buckreef Gold – Announcement of Stamford Bridge Zone

During Q1 2025, the Company announced its best drill results ever, on a gtm basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold’s 2M+ ounce Au Mineral Resource1 and where current operations are ongoing in the Main Pit. This drill hole result comes following the previous best drill result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone.

The Company also announced the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone” at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef’s Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone.

Stamford Bridge Shear Zone Highlights:

1.	Hole BMDD315 intersected 37 m @ 6.86 g/t Au from 130 m; including 23 m @ 9.31 g/t Au from 139 m.

2.	Hole BMDD310 intersected 35.5 m @ 5.48 g/t Au from 64 m; including 13m @8.06g/t Au.

3.	Hole BMDD312 intersected 17.2 m @ 3.14 g/t Au from 164.6 m.

4.	Geotechnical hole BMGT001 intersected 11.39 m @ 2.80 g/t Au from 104.0 m, and 22.0 m @ 2.36 g/t Au from 186.6 m. Both results are interpreted to be part of the Stamford Bridge Zone trend.

5.	BMGT001 intersected the Buckreef Main Zone of 32.80 m @ 1.70 g/t Au (ending in mineralization) from 393.0 m.

During Q2 2025, the Company announced three additional drill hole results (BMDD319-321) providing further evidence of gold mineralization along the Stamford Bridge Zone as follows:

6.	Hole BMDD319 intersected 21.0 m @ 8.63 g/t Au from 81.0 m.

7.	Hole BMDD320 intersected 20.5 m @ 5.14 g/t Au from 125.5 m.

8.	Hole BMDD321 intersected 5.0 m @ 2.74 g/t Au from 157.0 m.

The Stamford Bridge Zone was discovered through detailed geological mapping of the Main Pit floor that identified a trend of high-grade mineralization on the eastern side of the Main Pit trending 070 East. This is an exceptional discovery at the Buckreef Gold Project, resulting in the most significant mineralization identified within Buckreef Gold’s drill history.

The exploration team then identified that geotechnical hole BMGT001 (one of geotechnical holes drilled as part of the Buckreef Main Zone geotechnical study completed by Terrane Geoscience Inc.) located 160 m east of the Main Pit, drilled across the Stamford Bridge (Figure 18), and was subsequently relogged (Table 1). The logging confirmed the presence of three mineralization zones, including the Stamford Bridge Zone. The zones were sampled, and the assay results are summarized below (Table 1). To date, the new Stamford Bridge Zone has shown evidence of a sheared mineralized zone with similar geological characteristics to that found in the Main Zone, i.e., zones are measured as being near vertical with strong alteration.

Thus far, drilling has covered more than 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry. The latter also links to the Anfield Zone to the southeast, discovered in 2022.

27

Management’s Discussion and Analysis February 28, 2026

The Company has planned an expanded diamond drill program to test for further mineralization along this newly developing trend.  Although these are early-stage results, and only two sections along the newly identified trend have been drilled, key interpretations include:

1.	The Stamford Bridge Zone is potentially a significant shear zone and geologically similar to the Buckreef Main Zone. It bridges the gap between Buckreef Main Zone and the Eastern Porphyry deposit to the Southeast.

2.	Pinching and swelling of the Stamford Bridge Zone has been observed in the first section drilled; 4m wide in the first drillhole and over 17 m wide on the second drillhole down dip; and

3.	The second section has intercepted a significant shear zone, over 35 m wide with distorted shear fabric by alteration overprint. Therefore, a minimal number of follow-up drillholes will be required to understand geometry of this new discovery.

Figure 18: Buckreef Gold Showing Location of Stamford Bridge Zone and Drill Hole Results

BUCKREEF GOLD COMPANY
BUCKREEF DEPOSIT INTERPRETED GEOLOGY WITH STAMFORD BRIDGE DRILL UPDATES
Drawing: JM
LEGEND
Planned Drill Hole
Drilled DD Hole
Nov Drilled Holes
Pit Design
November Intercept
October Intercept
Previously Reported Intercept
Granite
Porphyry
Mineralised Shear Zone
Gabbroic Dyke
Basalt
Doleritic Basalt
N
Stamford Bridge
Buckreef Main Pit
Eastern Porphyry Deposit
BMDD320;
20.50m @ 5.14g/t Au from 125.5m
BMGT001;
11.39m @ 2.8g/t Au from 104m
22m @ 2.36g/t Au from 186.6m,
32.8m @ 1.70g/t Au from 393m.
BMDD321;
5m @ 2.74g/t Au from 157m
BMDD315;
37m @ 6.86g/t Au from 130m
Incl. 23m @ 9.31g/t from 139m.
BMDD319;
3m @ 1.21g/t Au from 76m,
21m @ 8.63g/t Au from 81m.
BMDD309;
2.7m @ 1.65g/t Au from 101.8m
BMDD310;
35.5m @ 5.48g/t Au from 64.5m
Incl. 13m @8.06g/t from 76m
BMDD312;
17.2m @ 3.14g/t Au from 164.6m
0
500
metres

28

Management’s Discussion and Analysis February 28, 2026

Table 1: Summary of Results – Stamford Bridge Zone

Stamford Bridge Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMGT001	DD	391,780	9,658,453	1,218	270	-50	105.0	115.4	10.4	3.03	Msh	Stamford Bridge Mineralised shear zone with strong alteration
							186.6	208.0	21.4	2.42	Msh
							393.0	425.8	32.8	1.70	Msh	Buckreef main shearzone

BMDD309	DD	391,676	9,658,400	1,217	334	-60	101.8	104.5	2.7	1.65	Msh
												Mineralised shear zone with strong alteration
BMDD310	DD	391,723	9,658,418	1,217	334	-60	64.5	100.0	35.5	5.48	Msh

BMDD312	DD	391,685	9,658,382	1,216	335	-60	164.6	180.8	16.2	3.14	Msh	Mineralised shear zone with strong alteration

BMDD315	DD	391,770	9,658,435	1,217	335	-60	130.0	166.0	36.0	7.04	Msh	Mineralised shear zone with strong alteration

BMDD319	DD	391,729	9,658,404	1,217	335	-60	76.0	79.0	3.0	1.21	Msh	Mineralised shear zone with strong alteration

BMDD319	DD	391,729	9,658,404	1,217	335	-60	81.0	102.0	21.0	8.63	Msh	Mineralised shear zone with strong alteration

BMDD320	DD	391,765	9,658,447	1,218	335	-60	125.5	146.0	20.5	5.14	Msh	Mineralised shear zone with strong alteration

BMDD321	DD	391,790	9,658,441	1,218	335	-60	157.0	162.0	5.0	2.74	Msh	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

Table 2: Buckreef Eastern Porphyry and Anfield Zone Sample Results Summary

Eastern Porphyry Significant Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)

BMDD297	DD	391955	9657841	1223	126	55	12.90	19.00	6.10	1.41	FP	Oxidised Felsic pophyry with preserved shear fabric hosting quartz veins
							61.40	64.00	2.60	2.08	FP	Slightly sheared felsic porphyry with Quartz, Carbonate pyrite alterations.
							70.00	73.82	3.82	3.10	FP
							98.80	113.50	14.70	1.22	FP	Sheared unit of Felsic intrussive interfingering with mafic volanics. Quartz carbonate and pyrite altered.

BMDD298	DD	391997	9657844	1223	124	60	27.00	41.00	14.00	3.48	FP	Oxidised Felsic porphyry with preserved shear fabric hosting quartz veins
				Including			27.00	30.00	3.00	10.96
							47.00	72.23	25.23	1.62	FP	Weakly sheared felsic porphyry with moderate to strong Quatrz, Carbonate pyrite alterations.
							84.00	89.00	5.00	1.07	FP

BMDD299	DD	391901	9657813	1223	126	60	21.61	28.00	6.39	1.04	FP	Moderate to weakly oxidised Felsic pophyry with preserved shear fabric

BMDD300	DD	391989	9657821	1191	126	55	33.65	37.26	3.61	6.80	FP	Moderately oxidised Felsic pophyry with preserved shear fabric and hosting quartz vein

Anfield Prospect Significant Intercept Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
AFDD001	DD	391180.90	9657185.00	1210.275	135	-60	43	45.94	2.94	13.74	MB	Sheared mafic volcanic rock hosting quartz vein

AFDD002	DD	391164.50	9657169.00	1210.136	135	-60	42.71	44.54	1.83	1.17	MB	Sheared mafic volcanic rock
							83.42	88.34	4.92	0.9

AFDD004	DD	391209.40	9657173.00	1209.381	315	-60	32.45	38.54	6.09	1.41	MB	Sheared mafic volcanic rock

AFDD005	DD	391191.90	9657155.00	1209.368	315	-60	17.09	21.35	4.26	1.01	MB	Sheared mafic volcanic rock hosting quartz vein
							42.8	44.8	2.00	2.53		Sheared mafic volcanic rock
							47.09	51.15	4.06	1.27

AFDD007	DD	391108.36	9657186.36	1210.026	126	-55	137.5	138.5	1.00	5.71	MB	Sheared mafic volcanic rock with strong quartz carbonate pyrite alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

29

Management’s Discussion and Analysis February 28, 2026

Figure 19: NE Buckreef Main Zone and Location of the Eastern Porphyry - Anfield Zone Trend

Anfield Zone with All Significant Intercept Map
N
North East Extension
Stamford Bridge Zone
BR West
Main Zone
Eastern Porphyry
Southwest Extension
Anfield
Bingwa
Tembo
Legend
All intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Artisanal workings
0 250 500 1,000
Metres
High priority gold zones with exceptional potential, the focus of F2025 drilling.
Newly Discovered Gold Trends
Bottom and Upper Reference Line to Greenstone Belt
SML Boundary

30

Management’s Discussion and Analysis February 28, 2026

Metallurgical Results and Ongoing Test Work

During Q2 2026 the Company continued to focus on the following metallurgical testwork programs as part of its current flowsheet optimisation and future expanded flowsheet development. Gold deportment testing was performed across the various geo-metallurgical domains within the Buckreef Main Zone, with samples from 4 distinct geographical areas being assessed for mineralogical variability and gold deportment. The following results were observed:

•	Areas to the central west and south of the Buckreef Main Zone (Geological Zones 1 and 2), named Geo-metallurgical Domain 1, contain comparatively higher quartz and free milling gold particles. Areas to the central east and north (Geological Zones 3 and 4), named Geo-metallurgical Domain 2, contain comparatively higher fine gold associated with pyrites/sulphides; and

•	Both geo-metallurgical domains demonstrate a good response to intense oxidation ahead of leaching, with Domains 3 and 4 showing up to a 4% recovery increase. These results led to the inclusion of pre-oxidation plant, known as an Aachen® Reactor and Oxygen plant feeding into the pre-leach tank as part of the planned upgrades.

Flotation and Concentrate Leach Optimization Test Work

Approximately 1.3t of core from holes across the strike and vertical extents of the Buckreef Main Zone and Stamford Bridge were prepared and sent to Maelgwyn Mineral Services in South Africa for a large program of flotation and leach optimization (including vendor testing) as well as optimization testwork to advance the design of the flotation and fine-grind circuit.

The flotation optimisation testwork identified an optimal pre-flotation particle size (p80 of 75 microns) and reagent regime that produced high gold recoveries (88% - 94%) to a flotation concentrate at mass pulls of 10% - 15%. The flotation concentrate was then fine ground to four p80 size distributions ranging from 38 to 15 microns. Energy expenditure was measured for these sizes to confirm power requirements for the fine-grind milling equipment. The leaching of the four finely ground size distributions led to an optimal p80 particle size of 20 microns.

Various intensive leaching reagent regimes were evaluated leading to an optimal recommendation of multiple passes of leachate and then cyanide dosed leachate through intensive oxidation, leading to gold recoveries of the fine ground concentrate in excess of 93% of the flotation concentrate. Leach testing of the flotation tails showed that conventional leaching would yield a further 4% for Domain 1 and 1% for Domain 2 leading to a combined recovery of 89% - 92%, above the PEA recovery assumption of 88%.

31

Management’s Discussion and Analysis February 28, 2026

SAG and Ball Mill Circuit Design

Additional comminution testwork was completed to determine work indices for both SAG and Ball mill configurations. A more comprehensive understanding of optimal grind for flotation, which is now a p80 grind size of 75 microns, and achievable mine feed from the mine plan has led the Company to specify a SAG / Ball mill combination at 3,500+ tpd. Tendering for the SAG mill has commenced with orders expected to be placed in Q3 2026.

Similarly, the flotation and fine grind process is now specified for 155 tonnes per hour (“tph”), up to 15% mass pull and a fine grind mill with capacity of 25tph to reduce concentrate from p80 75 microns to p80 20 microns. The intensive leaching process will include two phases, one for intensive oxidation and a second for intensive cyanidation.

Thickener Sizing

A second high-rate thickener will be required to ensure that ground concentrate is fed at a high density into the intensive leaching tanks. Settling tests and flocculant addition tests are now underway to inform the design for this pre-leach thickener.

Figure 20: GeoMet Domains

32

Management’s Discussion and Analysis February 28, 2026

Financial Highlights – Second Quarter and Year to Date 2026

For the three months ended February 28, 2026 Buckreef Gold poured a record 7,453 ounces of gold (Q2 2025: 3,004 ounces) and sold 7,314 ounces of gold (Q2 2025: 3,401 ounces) at an average realized price (net)1 of $4,655 per ounce (Q2 2025: $2,739 per ounce), recognizing record revenue of $34.1 million, an increase over the prior year comparative period (Q2 2025: $9.1 million).

Cost of sales, which include production costs, royalties and depreciation, was $13.0 million (Q2 2025: $7.0 million), generating a record gross profit of $21.1 million, an increase over the prior year comparative period (Q2 2025: $2.1 million). Gross profit margins during Q2 2026 benefited from an increase in plant throughput, recovery and head grade following completion of the Stage 1 waste stripping campaign in fiscal 2025, which provided access to higher grade ore blocks benefiting production in Q2 2026. The Company recorded adjusted net income of $11.7 million (2025: $0.1 million loss) and generated positive operating cash flow of $8.9 million, an increase over the prior year comparative period (Q2 2025: $2.0 million). Q2 2026 operating cash flow was higher than the prior year comparative period mainly due to the impact of higher ounces of gold sold (Q2 2026: 7,314 ounces, Q2 2025: 3,401 ounces) and a higher average realized gold price during the quarter (Q2 2026: $4,655 per ounce, Q2 2025: $2,739 per ounce). Positive operating cash flow is being used to fund value creating activities, including plant expansions, exploration, and advancing the larger project as outlined in the PEA.

During Q2 2026, all outstanding warrants of the Company were either exercised or expired. The Company now has a clean capital structure with no remaining warrants outstanding. In Q2 2026, the Company received total gross proceeds of approximately $21.0 million from the exercise of warrants. Following the exercise and expiry of the warrants, the Company has no remaining warrants outstanding. The Company’s share capital consists of approximately 325.6 million common shares issued and outstanding.

During Q2 2026 the Company continued to strengthen its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. As a result, the Company’s current ratio has improved to a ratio of approximately 2.4 as at February 28, 2026. Following the exercise of the warrants, the Company has a cash balance of $26.0 million, an increase in net cash of approximately $16.8 million from Q1 2026 as the Company repaid its deferred revenue and improved accounts payable over Q2 2026.

For the six months ended February 28, 2026, Buckreef Gold produced and sold 14,050 and 13,806 ounces of gold, respectively (2025: 7,845 and 8,241 ounces of gold, respectively). The Company recognized revenue of $59.2 million, an increase over the prior year comparative period (2025: $21.6 million) and cost of sales was $23.9 million (2025: $14.7 million) generating a gross profit of $35.3 million (2025: $7.0 million). The Company recorded adjusted net income of $19.4 million (2025: $1.8 million) and generated positive operating cash flow of $12.9 million (2025: $4.4 million) which enabled further investment in the development and growth of Buckreef Gold.

Capital Expenditures

During the Q2 2026, the Company incurred a total of $12.3 million in cash capital expenditures. Net additions during the quarter included upgrades related to the 2,000 tpd plant, including payments on the pre-leach thickener, upgraded agitators & interstage screens, Aachen reactor, oxygen plant, ADR plant and new gold room, and apron feeder & belt magnet. During Q2 2026 the Company also progressed with construction work for an additional lift of TSF2.2. This lift is expected to add an additional four months of filling capacity, extending its useful life into Q1 2027. Concurrently, during Q2 2026, the Company continued to progress with TSF 3.0 for a long-term life of mine storage solution, including preparation of a preliminary Environmental and Social Impact Assessment report, and detailed design work, geotechnical and hydrogeological testwork. For the six months ended February 28, 2026, the Company incurred a total of $16.3 million in cash capital expenditures, mainly related to upgrades related to the 2,000 tpd plant, expansion to a 3,500+ tpd processing plant and construction of a life of mine TSF storage facility.

33

Management’s Discussion and Analysis February 28, 2026

Selected Financial Information

The following information has been extracted from the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended February 28, 2026, prepared in accordance with IFRS.

$(000's)	As at and for the three months ended February 28, 2026	As at and for the six months ended February 28, 2026	As at and for the three months ended February 28, 2025	As at and for the six months ended February 28, 2025
Net loss and comprehensive loss attributable to shareholders	(20,376)	(24,544)	(2,521)	(1,540)
Basic loss per share	(0.07)	(0.08)	(0.01)	(0.00)
Total assets	158,367	158,367	106,743	106,743
Total long term financial liabilities	22,495	22,495	14,436	14,436

Financial Results

Three months ended February 28, 2026

	Three months ended February 28,
	2026	2025
Revenue	34,072	9,107
Cost of sales	(13,020)	(6,963)
Gross profit	21,052	2,144
General and administrative expense	(5,006)	(3,386)
Change in fair value of derivative financial instruments	(23,521)	839
Foreign exchange	245	(76)
Interest, net and other expense	(205)	(1,320)
Income tax expense	(6,342)	(142)
Net loss and comprehensive loss	(13,777)	(1,941)
Net income and comprehensive income
attributable to non-controlling interests	6,599	580
Net loss and comprehensive loss
attributable to shareholders	(20,376)	(2,521)

Revenue

For the three months ended February 28, 2026, the Company recognized revenue of $34.1 million (Q2 2025: $9.1 million). The increase in revenue is primarily related to higher ounces of gold sold and a higher average realized gold price compared to the prior year comparative period. During the period, the Company sold 7,314 ounces of gold (Q2 2025: 3,401 ounces) at an average realized price (net)1 of $4,655 per ounce (Q2 2025: $2,739 per ounce).

Cost of sales

Cost of sales for the three months ended February 28, 2026, was $13.0 million (Q2 2025: $7.0 million) and is comprised of production costs (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the estimated total recoverable ounces of gold to which they relate and are considered probable of economic extraction.

34

Management’s Discussion and Analysis February 28, 2026

For the three months ended February 28, 2026, the Company recorded production costs of $8.7 million (Q2 2025: $5.8 million) and royalties of $2.3 million (Q2 2025: $0.6 million) based on statutory royalty rates in Tanzania. As part of the Gold Sale Service Agreement with the Bank of Tanzania (“BoT”), the Company benefits from a reduced royalty rate of 4.35% for any domestic sales made through the central bank and local refineries, where exported sales are subject to a 7.35% royalty.

Cash cost1 which includes production costs and royalties were $1,506 per ounce (Q2 2025: $1,765 per ounce). The decrease in cash cost1 compared to the prior year comparative period is primarily due to higher gold ounces produced following an increase in plant throughput, recovery and head grade, which more than offset a lower proportion of capitalized stripping costs following completion of the Stage 1 stripping campaign in the second half of fiscal 2025.

Following declaration of commercial production on November 1, 2022, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. For the three months ended February 28, 2026, the Company recorded depreciation of $2.0 million (Q2 2025: $0.6 million).

General and administrative expenses

During the three months ended February 28, 2026, the Company recorded general and administrative expenses of $5.0 million compared to $3.4 million for the prior year period. The variance compared to the prior year period was mainly due to timing of recognition of year-end incentives and an increase in share based expense as a result of equity based compensation granted for certain key management personnel.

Change in fair value of derivative financial instruments

During the three months ended February 28, 2026, the Company recorded a loss on change in fair value of derivative financial instruments of $23.5 million compared to a gain of $0.8 million in the prior year period. The loss on revaluation of derivative financial instruments is mainly related to the revaluation of derivative warrant liabilities. During Q2 2026, all of the Company’s derivative warrant liabilities were fully settled due to expiration or by issuing equity of the Company. The fair value of derivative warrant liabilities was calculated using the Black-Scholes Option Pricing Model as of the date of each respective warrant exercise or expiry. The loss on change in fair value was principally due to a quarterly increase in the Company’s share price (Q2 2026: $0.96-$1.83, Q1 2026: $0.74), a reduction in the remaining term of the warrants resulting from the passage of time, and an increase in the expected volatility assumption. The primary component was the difference between the share price at the time of exercise and the strike price of the warrants, which led to a non-cash loss which is included in income under IFRS. Following exercise of the Company’s warrants during Q2 2026, the Company received total gross proceeds of approximately $21.0 million and now has a clean capital structure with no remaining warrants outstanding.

Interest and other expense

During the three months ended February 28, 2026, the Company recorded interest and other expense of $0.2 million, compared to $1.3 million for the prior year period. The variance compared to the prior year period was mainly due to lower accretion expense related to the gold prepayment facility as the Company had nil gold ounces outstanding under the Auramet Gold Prepayment Facility as at February 28, 2026. Additionally, in the prior year period, the Company expensed previously capitalized deferred financing costs upon expiry of the equity line of credit with Lincoln Park Capital Fund, LLC in mid-January 2025, and upon termination of the initial At The Market Offering Agreement with H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC, prior to subsequent renewal in Q2 2025.

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended February 28, 2025, the Company recorded income tax expense of $6.3 million (Q2 2025: $0.1 million), comprised of a current income tax expense of $5.8 million (Q2 2025: $0.3 million recovery) and deferred income tax expense of $0.5 million (Q2 2025: $0.4 million) based on current Tanzanian statutory tax rates.

35

Management’s Discussion and Analysis February 28, 2026

Net income (loss) and comprehensive income (loss)

The Company reported a net loss for the three month period ended February 28, 2026, of $13.8 million ($20.4 million net loss attributable to shareholders, basic and diluted loss per share of $0.07) compared to a net loss of $1.9 million in the prior year period ($2.5 million net loss attributable to shareholders, basic and diluted loss per share of $0.01). The higher net loss compared to the prior year comparative period is primarily due to a loss on change in fair value of derivative financial instruments due to market based assumptions used in the fair market valuation of the Company’s warrant liabilities as of the date of each respective warrant exercise or expiry. During Q2 2026, all outstanding warrants of the Company were either exercised or expired, and the Company now has a clean capital structure with no remaining warrants outstanding. This was partially offset by an increase in gross profit as the Company sold a record 7,314 ounces of gold at a record average realized price (net)1 of $4,655 per ounce, generating record gross profit of $21.1 million.

Financial Results

Six months ended February 28, 2026

	Six months ended February 28,
	2026	2025
Revenue	59,189	21,635
Cost of sales	(23,922)	(14,657)
Gross profit	35,267	6,978
General and administrative expense	(6,697)	(4,811)
Change in fair value of derivative financial instruments	(30,521)	1,658
Foreign exchange	(413)	(153)
Interest, net and other expense	(539)	(1,641)
Income tax expense	(11,370)	(1,835)
Net (loss) income and comprehensive (loss) income	(14,273)	196
Net income and comprehensive income
attributable to non-controlling interests	10,271	1,736
Net loss and comprehensive loss
attributable to shareholders	(24,544)	(1,540)

Revenue

For the six months ended February 28, 2026, the Company recognized revenue of $59.2 million (2025: $21.6 million). The increase in revenue is primarily related to higher ounces of gold sold and a higher average realized gold price compared to the prior year comparative period. During the period, the Company sold 13,806 ounces of gold (2025: 8,241 ounces) at an average realized price (net)1 of $4,281 per ounce (2025: $2,676 per ounce).

Cost of sales

Cost of sales for the six months ended February 28, 2026, was $23.9 million (2025: $14.7 million) and is comprised of production costs (including mining, processing and site general and administrative costs), royalties and depreciation.

For the six months ended February 28, 2026, the Company recorded production costs of $16.7 million (2025: $11.6 million) and royalties of $4.1 million (2025: $1.5 million) based on statutory royalty rates in Tanzania. As part of the Gold Sale Service Agreement with the BoT, the Company benefits from a reduced royalty rate of 4.35% for any domestic sales made through the central bank and local refineries, where exported sales are subject to a 7.35% royalty.

36

Management’s Discussion and Analysis February 28, 2026

Cash cost1 which includes production costs and royalties were $1,507 per ounce (2025: $1,541 per ounce). The decrease in cash cost1 compared to the prior year comparative period is primarily due to higher gold ounces produced following an increase in plant throughput, recovery and head grade, which more than offset a lower proportion of capitalized stripping costs following completion of the Stage 1 stripping campaign in the second half of fiscal 2025.

Following declaration of commercial production on November 1, 2022, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. For the six months ended February 28, 2026, the Company recorded depreciation of $3.1 million (2025: $1.5 million). Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the estimated total recoverable ounces of gold to which they relate and are considered probable of economic extraction.

General and administrative expenses

During the six months ended February 28, 2026, the Company recorded general and administrative expenses of $6.7 million compared to $4.8 million for the prior year period. The variance compared to the prior year period was mainly due to an increase in share based expense as a result of equity based compensation granted for certain key management personnel, an increase in shareholder fees related to marketing and shareholder engagement, and an increase in professional fees related to internal controls compliance.

Change in fair value of derivative financial instruments

During the six months ended February 28, 2026, the Company recorded a loss on change in fair value of derivative financial instruments of $30.5 million compared to a gain of $1.7 million in the prior year period. The loss on revaluation of derivative financial instruments is mainly related to the revaluation of derivative warrant liabilities. During Q2 2026, all of the Company’s derivative warrant liabilities were fully settled due to expiration or by issuing equity of the Company. The fair value of derivative warrant liabilities was calculated using the Black-Scholes Option Pricing Model as of the date of each respective warrant exercise or expiry. The loss on change in fair value was principally due to an increase in the Company’s share price (Q2 2026: $0.96-$1.83, Q4 2025: $0.37), a reduction in the remaining term of the warrants resulting from the passage of time, and an increase in the expected volatility assumption. The primary component was the difference between the share price at the time of exercise and the strike price of the warrants, which led to a non-cash loss which is included in income under IFRS. Following exercise of the Company’s warrants during Q2 2026, the Company received total gross proceeds of approximately $21.0 million and now has a clean capital structure with no remaining warrants outstanding.

Interest and other expense

During the six months ended February 28, 2026, the Company recorded interest and other expense of $0.6 million, compared to $1.6 million for the prior year period. The variance compared to the prior year period was mainly due to lower accretion expense related to the gold prepayment facility as the Company had nil gold ounces outstanding under the Auramet Gold Prepayment Facility as at February 28, 2026. Additionally, in the prior year period, the Company expensed previously capitalized deferred financing costs upon expiry of the equity line of credit with Lincoln Park Capital Fund, LLC in mid-January 2025, and upon termination of the initial At The Market Offering Agreement with H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC, prior to subsequent renewal in Q2 2025.

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the six months ended February 28, 2025, the Company recorded income tax expense of $11.4 million (2025: $1.8 million), comprised of a current income tax expense of $8.9 million (2025: $0.1 million) and deferred income tax expense of $2.4 million (2025: $1.7 million) based on current Tanzanian statutory tax rates.

37

Management’s Discussion and Analysis February 28, 2026

Net income (loss) and comprehensive income (loss)

The Company reported a net loss for the six month period ended February 28, 2026, of $14.3 million ($24.6 million net loss attributable to shareholders, basic and diluted loss per share of $0.08) compared to net income of $0.2 million in the prior year period ($1.5 million net loss attributable to shareholders, basic and diluted loss per share of $0.01). The higher net loss compared to the prior year comparative period is primarily due a loss on change in fair value of derivative financial instruments due to market based assumptions used in the fair market valuation of the Company’s warrant liabilities as of the date of each respective warrant exercise or expiry. During Q2 2026, all outstanding warrants of the Company were either exercised or expired, and the Company now has a clean capital structure with no remaining warrants outstanding. This was partially offset by an increase in gross profit as the Company sold 13,806 ounces of gold at an average realized price (net)1 of $4,281 per ounce, generating gross profit of $35.3 million.

Summary of Quarterly Results

($(000's), except per share amounts)
US$ unless otherwise stated	2026 Q2	2026 Q1	2025 Q4	2025 Q3	2025 Q2	2025 Q1	2024 Q4	2024 Q3

Net (loss) income and comprehensive (loss) income	(13,777)	(496)	5,265	1,105	(1,941)	2,137	3,284	(1,656)
Net (loss) income and comprehensive (loss) income attributable to:
Non-controlling interest	6,599	3,672	2,820	1,323	580	1,156	1,229	983
Shareholders	(20,376)	(4,168)	2,445	(218)	(2,521)	981	2,055	(2,639)
Net (loss) income and comprehensive (loss) income	(13,777)	(496)	5,265	1,105	(1,941)	2,137	3,284	(1,656)

During the three months ended February 28, 2026, the Company reported a net loss of $13.8 million ($20.4 million net loss attributable to shareholders), compared to a net loss of $0.5 million ($4.2 million net loss attributable to shareholders) in the prior quarter (Q1 2026). The higher net loss compared to the prior quarter is primarily due to a loss on change in fair value of derivative financial instruments due to market based assumptions used in the fair market valuation of the Company’s warrant liabilities as of the date of each respective warrant exercise or expiry. During Q2 2026, all outstanding warrants of the Company were either exercised or expired. This was partially offset by an increase in gross profit as the Company sold a record 7,314 ounces of gold (Q1 2026: $6,492) at a record average realized price (net)1 of $4,655 per ounce (Q1 2026: $3,860). Net (loss) income has fluctuated since Q3 2024 due to a variety of factors ranging from the impact of higher average gold prices, record ounces of gold produced, and changes in fair value of derivative financial instruments.

Liquidity and Capital Resources

During Q2 2026, all outstanding warrants of the Company were either exercised or expired. The Company now has a clean capital structure with no remaining warrants outstanding. In Q2 2026, the Company received total gross proceeds of approximately $21.0 million from the exercise of warrants. Following the exercise and expiry of the warrants, the Company has no remaining warrants outstanding. The Company’s share capital consists of approximately 325.7 million common shares issued and outstanding.

During Q2 2026 the Company continued to strengthen its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile inventory. As a result, the Company’s current ratio has improved to a ratio of approximately 2.4 at February 28, 2026. Following the exercise of the warrants, the Company has a cash balance of $26.0 million, an increase in net cash of approximately $16.8 million from Q1 2026 as the Company repaid its deferred revenue and improved accounts payable over Q2 2026.

38

Management’s Discussion and Analysis February 28, 2026

During Q2 2026, operating cash flow of $8.9 million was primarily offset by an increase in the capital investment in Buckreef Gold. The Company incurred a total of $12.3 million in cash capital expenditures mainly related to upgrades to the 2,000 tpd processing plant, including payments on the pre-leach thickener, upgraded agitators & interstage screens, Aachen reactor, oxygen plant, ADR plant and new gold room, and apron feeder & belt magnet. During Q2 2026 the Company also progressed with design work for an additional lift of TSF2.2 and detailed design work, geotechnical and hydrogeological testwork related to TSF3.0.

During Q2 2026, the Company updated the terms of its Gold Prepayment Facility with Auramet International, Inc. through which Buckreef may, at its discretion, sell to up to an aggregate amount of $8.0 million of gold, up to 21 calendar days prior to delivery, on a revolving basis for a one-year term. This facility will help provide increased financial flexibility to help manage working capital fluctuations and to accelerate growth. As at February 28, 2026, the Company had nil gold ounces outstanding under the Auramet Gold Prepayment Facility.

During Q2 2026, the Company drew $1.0 million on the Stanbic revolving credit facility and VAF facility to fund downpayments on upgrades related to the 2,000 tpd processing plant, including payments on the pre-leach thickener, upgraded agitators & interstage screens, Aachen reactor, oxygen plant, ADR plant and new gold room, and apron feeder & belt magnet. This facility can provide access to approximately $9 million for capital requirements and working capital purposes. As at February 28, 2026, the Company had drawn $2.3 million on the Stanbic facility (August 31, 2025: $nil).

During Q2 2026, no shares were sold under the Company’s ATM pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $25 million. During the six months ended February 28, 2026, the Company sold 19,408 shares for net proceeds of approximately $15,255 under the ATM agreement to gain market intelligence around trading activity.

As of February 28, 2026, the Company has accumulated losses of $145.8 million since inception (August 31, 2025: $121.2 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at February 28, 2026, these licenses remained in good standing, and the Company is up to date on license payments.

Contingencies

The Company can be involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 18 of the Unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended February 28, 2026.

39

Management’s Discussion and Analysis February 28, 2026

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which was approved by the shareholders on August 16, 2019, and subsequently reapproved by the shareholders on February 25, 2022, and February 27, 2025.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”) (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2024, and the Information Circular dated January 15, 2025, filed on SEDAR+ on January 28, 2025.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan previously filed as an exhibit with the SEC and on SEDAR+. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Material accounting policies as well as any changes in accounting policies are discussed in Note 3 “Material Accounting Policies” of the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended February 28, 2026.

40

Management’s Discussion and Analysis February 28, 2026

Non-IFRS Performance Measures

Average Realized Price Per Ounce of Gold Sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings. The following table provides a reconciliation of average realized price per ounce of gold sold to revenue per the Unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended February 28, 2026.

	Three Months Ended	Three Months Ended	Six Months Ended	Three Months Ended
	February 28, 2026	February 28, 2025	February 28, 2026	February 28, 2025
Revenue per financial statements	$34,072	$9,107	$59,189	$21,635
Interest recognized from Auramet prepaid gold purchase agreement	(28)	-	(87)	-
Revenue recognized from OCIM prepaid gold purchase agreement	-	(1,403)	-	(2,319)
Revenue from gold sales	34,044	7,704	59,102	19,316
Ounces of gold sold	7,314	3,401	13,806	8,241
Ounces of gold sold from OCIM prepaid gold purchase agreement	-	(588)	-	(1,023)
Ounces from gold sales (net of OCIM prepaid gold purchase agreement)	7,314	2,813	13,806	7,218
Average Realized Price (gross)	$4,659	$2,678	$4,287	$2,625
Average Realized Price (net)	$4,655	$2,739	$4,281	$2,676

Cash Cost per Ounce of Gold Sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. The following table provides a reconciliation of total cash cost per ounce of gold sold to cost of goods sold per the financial statements for the three and six months ended February 28, 2026.

	Three Months Ended	Three Months Ended	Six Months Ended	Three Months Ended
	February 28, 2026	February 28, 2025	February 28, 2026	February 28, 2025
Cost of sales per financial statements	$13,020	$6,963	$23,922	$14,657
Less:
Depreciation	$(2,003)	$(580)	$(3,112)	$(1,486)
Costs related to settlement of OCIM gold purchase agreement	$-	$(1,125)	$-	$(1,125)
Total cash cost	$11,017	$5,258	$20,810	$12,046
Ounces of gold sold	7,314	3,401	13,806	8,241
Less:
Ounces related to settlement of OCIM gold purchase agreement	-	(422)	-	(422)
Total ounces of gold sold net of OCIM gold purchase agreement settlement	7,314	2,979	13,806	7,819
Cash Cost per Ounce of Gold Sold	$1,506	$1,765	$1,507	$1,541

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.

41

Management’s Discussion and Analysis February 28, 2026

The Company presents Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance.

The following table provides a reconciliation of net (loss) income and comprehensive (loss) income to Adjusted EBITDA per the financial statements for the three and six months ended February 28, 2026.

	Three Months Ended	Three Months Ended	Six Months Ended	Three Months Ended
	February 28, 2026	February 28, 2025	February 28, 2026	February 28, 2025
Net (loss) income and comprehensive (loss)income per financial statements	(13,777)	(1,941)	(14,273)	196
Add:
Depreciation	2,003	580	3,112	1,486
Interest, net and other expense	205	1,320	539	1,641
Non-recurring severance and legal expenses	-	406	-	430
Income tax expense	6,342	142	11,370	1,835
Change in fair value of derivative financial instruments	23,521	(839)	30,521	(1,658)
Share-based payment expense	1,951	1,273	2,187	1,429
Adjusted EBITDA	20,245	941	33,456	5,359

Adjusted Net Income

Adjusted Net Income is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted Net Income may not be comparable to information in other gold producers’ reports and filings. Adjusted Net Income is presented as a supplemental measure of the Company’s performance. Adjusted Net Income is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted Net Income when reporting their results.

Management uses this measure internally to evaluate the underlying operating performance for the reporting periods presented. Management believes that Adjusted Net Income is a useful measure of performance because the items excluded from Net Income do not reflect the underlying operating performance of the core mining business and are not necessarily indicative of future operating results.

The Company presents Adjusted Net Income to enable investors, analysts and rating agencies to better understand the underlying operating performance of the core mining business through the eyes of management. Adjusted Net Income is a non-IFRS financial measure which excludes the following from net income (loss): foreign exchange losses (gains), interest and other expense, change in fair value of derivative instruments, and share-based expenses, which are not considered indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance.

42

Management’s Discussion and Analysis February 28, 2026

The following table provides a reconciliation of net (loss) income and comprehensive (loss) income to Adjusted Net Income per the financial statements for the three and six months ended February 28, 2026.

	Three Months Ended	Three Months Ended	Six Months Ended	Three Months Ended
	February 28, 2026	February 28, 2025	February 28, 2026	February 28, 2025
Net (loss) income and comprehensive (loss)income per financial statements	(13,777)	(1,941)	(14,273)	196
Add:

Foreign exchange (gains) losses	(245)	76	413	153
Interest, net and other expense	205	1,320	539	1,641
Change in fair value of derivative financial instruments	23,521	(839)	30,521	(1,658)
Share-based payment expense	1,951	1,273	2,187	1,429
Adjusted Net Income (Loss)	11,655	(111)	19,387	1,761

The Company has included “average realized price per ounce of gold sold”, “cash cost per ounce of gold sold”, “Adjusted EBITDA” and “Adjusted Net Income” as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Disclosure of Outstanding Share Data

As at February 28, 2026, there were 325,682,864 common shares outstanding, nil share purchase warrants outstanding, 5,932,618 RSUs outstanding, nil PSUs/DSUs outstanding, and 12,652,220 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most mineral exploration and development companies and include, among others: project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 40-F Annual Report for the year ended August 31, 2025, filed with the SEC on December 1, 2025, and on SEDAR+ as the Company’s Annual Information Form on December 1, 2025.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company has filed certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. These certificates certify, among other matters, the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), consistent with the principles underlying the Sarbanes-Oxley Act of 2002 (“SOX”).

Disclosure Controls and Procedures

The CEO and the CFO have designed, or caused to be designed under their supervision, DC&P to provide reasonable assurance that material information relating to the Company is made known to them on a timely basis and that information required to be disclosed in the Company’s filings and other reports under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified.

43

Management’s Discussion and Analysis February 28, 2026

Internal Control over Financial Reporting

The CEO and the CFO have also designed, or caused to be designed under their supervision, ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). In assessing ICFR, management used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), the framework commonly used for purposes of SOX-aligned internal control evaluation.

There were no material changes to the Company’s DC&P during the three and six months ended February 28, 2026. In addition, there were no changes in the Company’s ICFR during the same period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls

Any system of DC&P or ICFR, no matter how well designed, has inherent limitations. Accordingly, such controls can provide only reasonable, and not absolute, assurance that misstatements due to error or fraud will be prevented or detected.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TRX” and also listed on the NYSE American trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR+ at www.sedarplus.ca; with the SEC at sec.gov; and the Company’s website at www.TRXgold.com.

Approval

The Board of Directors of TRX Gold Corporation has approved the disclosure contained in this Q2 2026 MD&A. A copy of this Q2 2026 MD&A will be provided to anyone who requests it. It is also available on the SEDAR+ website at www.sedarplus.ca.

44

Management’s Discussion and Analysis February 28, 2026

Endnotes

1 Refer to “Non-IFRS Performance Measures” section.

2 Notes Regarding Sample Protocol QA/QC: The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been HQ size and recoveries are consistently 100% across all drill hole intercepts reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses were performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis were performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this MD&A from the “Buckreef Main Zone NEE” prospect is an extension of the known Buckreef Main Zone. The intercepts confirm a continuity of over 200 m of known Buckreef main deposit to the Northeast. The intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

The results summarized in this MD&A from the “Stamford Bridge” target show intercepts that confirm an interpreted mineralized shear zone trending 070 degrees (ENE) that is over a km long. The intersections reported only cover the first 100 m strike length, they are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

45